UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Biofrontera AG

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable)

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

Deutsche Balaton Biotech AG

DELPHI Unternehmensberatung Aktiengesellschaft

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Rolf Birkert

Wilhelm Konrad Thomas Zours

Ziegelhäuser Landstrasse 1

69120 Heidelberg, Germany

Copies to:

Marc A. Leaf

Drinker Biddle & Reath LLP

1177 Avenue of the Americas

New York, New York 10036

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 21, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit	Description

99.1	Announcement to initiate tender offer, dated May 29, 2019 (English translation)*

99.2	Announcement of tender offer price, dated May 31, 2019 (English translation)*

99.3	Press release, dated June 18, 2019 (English translation)*

99.4	Announcement pursuant to § 14 (2) and (3) of the German Securities Acquisition and Takeover Act (WpÜG), dated June 21, 2019 (English translation)*

99.5	Tender Offer Document, dated June 21, 2019 (English translation)*

99.6	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated June 28, 2019 (English translation)*

99.7	Press release regarding increase of tender offer price, dated July 1, 2019 (English translation)*

99.8	Amendment to Tender Offer Document, dated July 3, 2019 (English translation)*

99.9	Announcement pursuant to § 21 para. 2 sentence 1, § 14 para. 3 sentence 1 number 2 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 4, 2019 (English translation)*

99.10	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 5, 2019 (English translation)*

99.11	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 12, 2019 (English translation)*

99.12	Power of Attorney*

99.13	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 15, 2019 (English translation)*

99.14	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 16, 2019 (English translation)*

99.15	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 17, 2019 (English translation)*

99.16	Announcement pursuant to § 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), dated July 18, 2019 (English translation)

*	Previously furnished.

(b)	Not applicable.

Item 2.	Informational Legends

Not applicable.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft have previously filed an irrevocable consent and power of attorney on Form F-X in connection with this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deutsche Balaton Biotech AG

By:	*
Name:	Rolf Birkert
Title:	Board Member

DELPHI Unternehmensberatung Aktiengesellschaft

By:	*
Name:	Wilhelm Konrad Thomas Zours
Title:	Board Member

* By:

/s/ Uwe Pirl
Name: Uwe Pirl
Title: Attorney-in-fact

Date: July 18, 2019

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